Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges included herein is calculated in accordance with the rules of the Securities and Exchange Commission. The foregoing is calculated differently than a similarly titled ratio and covenant in the company’s senior secured credit facility. As previously disclosed, the company is in compliance and expects to remain in compliance with the covenants in its credit facility.

	Reorganized Company							Predecessor Company (b)
(Dollars in Millions)	Nine Months Ended Sept. 30, 2007	Nine Months Ended Sept. 30, 2006	Year Ended December 31,				Nine Months Ended Dec. 31, 2002	Three Months Ended Mar. 31, 2002
			2006	2005	2004	2003
Earnings:
Income (loss) from continuing operations before income taxes and cumulative effect of change in method of accounting (d)(e)	$(16.4)	$(49.7)	$(97.6)	$134.5	$60.8	$101.2	$(1.8)	$(188.7)
Fixed charges (see below)	100.2	88.5	120.9	88.7	55.0	59.2	41.7	11.5
Undistributed shares of income of less-than-fifty-percent-owned investees	(5.3)	(5.8)	(5.3)	(0.2)	(10.9)	(10.5)	(8.7)	(0.7)

Total Earnings (as defined)	$78.5	$33.0	$18.0	$223.0	$104.9	$149.9	$31.2	$(177.9)

Fixed Charges:
Interest expense	$67.6	$62.0	$85.7	$60.3	$38.9	$42.5	$30.3	$7.6
Estimated interest component of rental expense	32.6	26.5	35.2	28.4	16.1	16.7	11.4	3.9

Total Fixed Charges (as defined)	$100.2	$88.5	$120.9	$88.7	$55.0	$59.2	$41.7	$11.5

Ratio of
Earnings to Fixed Charges (a)	(c )	(c )	(c )	2.52	1.91	2.53	(c )	(c )

(a)	Ratio of earnings to fixed charges is calculated as income from continuing operations before income taxes, cumulative change in method of accounting, fixed charges (reduced by amount of capitalized interest) and undistributed shares of income of less-than-fifty-percent-owned investees divided by fixed charges. Fixed charges is the sum of interest expense, capitalized interest and the estimated interest component of rental expense.
(b)	The company emerged from protection under Chapter 11 of the U.S. Bankruptcy Code pursuant to a reorganization plan that was confirmed by the Bankruptcy Court on March 8, 2002. In accordance with AICPA Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code,” we adopted “fresh start” accounting, whereby our assets, liabilities and new capital structure were adjusted to reflect estimated fair value at March 31, 2002. As a result, our consolidated financial statements for the periods subsequent to March 31, 2002 reflect the reorganized company’s new basis of accounting and are not comparable to the predecessor company’s pre-reorganization consolidated financial statements.
(c)

For these periods, earnings were inadequate to cover fixed charges. The amount of coverage deficiencies were: $22 million for the nine months ended September 30, 2007, $56 million for the nine months ended September 30, 2006,

$103 million for the year ended December 31, 2006, $11 million for the nine months ended December 31, 2002 and $189 million for the quarter ended March 31, 2002.
(d)	Amounts presented differ from previously filed Annual Reports on Form 10-K and previously filed Quarterly Reports on Form 10-Q due to the adoption of FSP AUG AIR-1, “Accounting for Planned Major Maintenance Activities.” This FSP eliminated the accrue-in-advance method of accounting for planned major maintenance activities, which we used to account for maintenance of our twelve previously-owned shipping vessels. Under this new standard, we would have deferred expenses incurred for major maintenance activities and amortized them over the five-year maintenance interval. The company adopted this FSP on January 1, 2007, prior to the June 2007 sale of our twelve shipping vessels. Because this FSP was required to be applied retrospectively, adoption resulted in (i) approximately $4.5 million increase to beginning retained earnings as of January 1, 2002 for the cumulative effect of the change in accounting principle, and (ii) adjustments to the financial statements for each prior period to reflect the period-specific effects of applying the new account principle. These prior period adjustments were not material to our Consolidated Statements of Income.
(e)	Effective January 1, 2002, the company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” which resulted in a cumulative effect of change in method of accounting.